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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             240.13D-1(B), (C) and (D) and AMENDMENTS THERETO FILED
                             PURSUANT TO 240.13-D-2

                              (Amendment No. 10)*


                                 USA Truck, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock (.01 par value)
                   ------------------------------------------
                         (Title of Class of Securities)

                                   902925 10 6
                   ------------------------------------------
                                 (Cusip Number)

                                December 31, 2002
                   ------------------------------------------
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

                               [ ] Rule 13d-1 (b)

                               [ ] Rule 13d-1 (c)

                               [X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 902925 10 6                     SCHEDULE 13G
          ---------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James B. Speed
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

         (See Instructions)                                            (b) [ ]


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.    SOLE VOTING POWER                    1,905,719.0 shares
                                                   ----------------------------

         6.    SHARED VOTING POWER                  None
                                                   ----------------------------

         7.    SOLE DISPOSITIVE POWER               1,905,719.0 shares
                                                   ----------------------------

         8.    SHARED DISPOSITIVE POWER             None
                                                   ----------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,905,719.0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                [X]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         21.4%

12.      TYPE OF REPORTING PERSON (See Instructions)

         IN

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ITEM 1.

     (a)  Name of issuer: USA Truck, Inc.

     (b)  Address of issuer's principal executive offices: 2323 South 40th
                                                           Fort Smith, AR 72903

ITEM 2.

     (a)  Name of person(s) filing: James B. Speed

                              Address of principal office: 2323 South 40th
                                                           Fort Smith, AR 72903

     (b)  Citizenship: United States

     (c)  Title of class of Securities: Common Stock, par value $.01 per share

     (d)  CUSIP Number: 902925 10 6

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S. C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).



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ITEM 4. OWNERSHIP


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: As of December 31, 2002 the reporting person beneficially owned 1,905,719 shares of the issuer's Common Stock. In addition, the reporting person's wife owned 90,453 shares of such Common Stock as of that date. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Act"), the reporting person disclaims beneficial ownership of the shares owned by his wife, and the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares owned by his wife. The reporting person acquired the shares beneficially owned by him prior to the registration of the issuer's Common Stock under Section 12 of the Act and, accordingly, is filing this Schedule 13G pursuant to Rule 13d-1(c) under the Act.

         (b) Percent of class: The 1,905,719 shares of Common Stock beneficially owned by the reporting person represented approximately 21.4% of the outstanding shares of Common Stock as of December 31, 2002.

         (c)      Number of shares as to which each person has:

         (i)      sole power to vote or to direct the vote: 1,905,719

         (ii)     shared power to vote or to direct the disposition of: none

         (iii)    sole power to dispose or to direct the disposition of:
                  1,905,719

         (iv)     shared power to dispose or to direct the disposition of:
                  none

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable.


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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2003                      /s/ JAMES B. SPEED
        ----------------                      --------------------------------
                                              James B. Speed